Correspondence

September 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Michael Davis

Re:	Marijuana Co of America, Inc.

Registration Statement on Form S-1 Filed August 31, 2021 File No. 333-259235 Acceleration Request Requested Date: September 14, 2021 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Marijuana Company of America, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-259235) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Independent Law PLLC, by calling Alan T. Hawkins at (352) 353-4048.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARIJUANA COMPANY OF AMERICA, INC.

/s/ Jesus Quintero

Name: Jesus Quintero

Title: Chief Financial Officer

cc:	Alan T. Hawkins, Esq. Independent Law PLLC